Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Marchex, Inc.:

We consent to the use of our report dated June 21, 2011, with respect to the balance sheets of Jingle Networks, Inc. as of December 31, 2009 and 2010, and the related statements of operations, stockholders’ equity, and cash flows for years ended December 31, 2009 and 2010, which appears in this Form 8-K/A of Marchex, Inc.

/s/ KPMG LLP

Seattle, Washington

June 21, 2011